                                  [MAGNA LOGO]

                                     VISION
                                     COMMITMENT
                                   RESOURCES
                                        SOLUTIONS

                                 FIRST QUARTER
                                     REPORT
                                      2002

FIRST QUARTER REPORT
------------------------------------------------------------------------------

TO THE SHAREHOLDERS OF MAGNA INTERNATIONAL INC.
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE FIGURES]

                                             For the three months ended
                                      ----------------------------------------
                                      MARCH 31, 2002            March 31, 2001
                                      --------------            --------------
Sales                                         $3,121                    $2,863

Net income                                    $  153                    $  144(1)
Adjusted net income                                                     $  148(1)(2)

Diluted earnings per share                    $ 1.65                    $ 1.54(1)
Adjusted diluted earnings per share                                     $ 1.58(1)(2)

(1) Net income and diluted earnings per share have been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"]. The impact of the new recommendations on the Company's consolidated statement of income for the three month period ended March 31, 2001 was to reduce net income and diluted earnings per share by $3 million and $0.03, respectively.

(2) In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. For comparative purposes, adjusted net income and adjusted diluted earnings per share have been presented excluding the amortization of goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the three month period ended March 31, 2001, net income and diluted earnings per share would have increased by $4 million and $0.04, respectively.

HIGHLIGHTS
------------------------------------------------------------------------------
Magna posted record sales of $3.1 billion for the first quarter ended March 31, 2002, an increase of 9% over the first quarter of 2001. During the quarter, European light vehicle production decreased approximately 5% and North American light vehicle production increased approximately 4%. Automotive sales for the first quarter increased 10% from the first quarter of 2001. The higher sales reflect a 25% increase in European content per vehicle and a 4% increase in North American content per vehicle, partially offset by a 7% decrease in tooling and other sales. Sales at MEC for the first quarter of 2002 were $249 million, an increase of 2% over the first quarter of 2001.

Net income for the first quarter of 2002 was $153 million, representing a 3% increase over adjusted net income of $148 million for the first quarter of 2001.

Diluted earnings per share increased by 4% to $1.65 for the first quarter of 2002, compared to adjusted diluted earnings per share of $1.58 for the first quarter of 2001.

During the first quarter of 2002 cash generated from operations before changes in non-cash working capital was $290 million. Total investment activities during the quarter were $136 million, including $123 million in fixed asset additions, and $12 million in investments and other assets.

DIVIDENDS
------------------------------------------------------------------------------
     In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended March 31, 2002. The dividend is payable on June 14, 2002 to shareholders of record on May 31, 2002.

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         1

OUTLOOK
------------------------------------------------------------------------------
Recently, I announced my target of surpassing $20 billion in annual sales by the year 2006. I am confident that this target will be achieved, and strategies are already in place to meet, or surpass, this ambitious goal.

In this regard, we will continue to win new contracts in our existing lines of business; continue to focus on developing new products and technologies, while maintaining our long-standing philosophy of providing our customers with a better product at a better price; further develop our strategy of combining systems and assemblies to provide large, value-added vehicle modules; and, grow our business through prudent geographic expansion in key global automotive markets and through selective acquisitions.

During the first quarter of 2002, the Company's Magna Steyr group reached an agreement to acquire the Eurostar vehicle assembly facility from DaimlerChrysler, with closing expected to occur in July 2002 subject to regulatory approvals. This acquisition will further enhance Magna Steyr's complete vehicle competence, by supplementing its existing engineering, drivetrain and specialty vehicle assembly capabilities.

In the second quarter of 2002, we continued to strengthen our management team as Mr. Manfred Gingl and Mr. Siegfried Wolf were appointed as Executive Vice-Chairmen of the Company. Mr. Gingl has over 30 years experience in the Magna organization and is one of the key architects of Magna's product strategy today, while Mr. Wolf has been with Magna for seven years and has been instrumental in growing our European operations, including our strategic acquisition of Steyr-Daimler-Puch in 1998. Both Mr. Gingl and Mr. Wolf will be an invaluable resource to the Company, through their years of operating experience, first-hand knowledge of Magna's operating divisions, and knowledge of our two major automotive markets, North America and Europe.

Magna continues to have one of the strongest balance sheets in the industry, with little debt and cash reserves of more than $1 billion. On June 6, 2002, the Company will redeem all of the outstanding 4.875% Convertible Subordinated Debentures at a redemption price of U.S.$1,015.0313 (which includes accrued and unpaid interest to and including June 5, 2002) per U.S.$1,000 principal amount of such Debentures. The redemption price will be satisfied by issuing 13.6477 Class A Subordinate Voting Shares for each $1,000 principal amount of Debentures outstanding (which includes accrued and unpaid interest to and including June 5, 2002). Not only will this redemption further strengthen our balance sheet, the redemption will have no significant impact on the Company's diluted earnings per share and is expected to reduce interest payments by approximately $23 million per year.

The full-year outlook for Magna remains positive. The Company is in a strong financial position to capitalize on new opportunities for continued short-term and long-term growth.

      (SIGNED) BELINDA STRONACH

      Belinda Stronach
      PRESIDENT AND CHIEF EXECUTIVE OFFICER

This quarterly report may contain forward looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes, price reduction pressures, pressure to absorb certain fixed costs, increased warranty and product liability risk, dependence on outsourcing by automobile manufacturers, rapid technological and regulatory changes,unstable energy prices, dependence on certain vehicle product lines, fluctuations in relative currency values, unionization activity, threat of work stoppages, the competitive nature of the auto parts supply market, delays in launching new programs, delays in constructing new facilities, changes in governmental regulations, the impact of environmental regulations, and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2001 and subsequent SEC filings. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

                                                                      ----------

MAGNA INTERNATIONAL INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL POSITION
-------------------------------------------------------------------------------
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in U.S. dollars millions unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three month period ended March 31, 2002, which are prepared in accordance with Canadian generally accepted accounting principles, and the audited consolidated financial statements and MD&A for the year ended December 31, 2001, of Magna International Inc. ("Magna" or the "Company").

OVERVIEW
-------------------------------------------------------------------------------
Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

     PUBLIC SUBSIDIARIES

     o Decoma International Inc. ("Decoma") - a variety of exterior components and systems, including fascias (bumpers), front and rear end modules, exterior trim components, sealing and greenhouse systems, plastic body panels and lighting systems

     o Intier Automotive Inc. ("Intier") - interior components, systems and modules, including complete seats, cockpit modules, door panel systems and sound insulation systems, and closure systems

     o Tesma International Inc. ("Tesma") - highly engineered engine, transmission and fueling systems and modules

     WHOLLY OWNED SUBSIDIARIES

     o Magna Steyr - complete drivetrain technologies and complete vehicle engineering and assembly of low volume derivative and niche vehicles

     o Cosma International - stamped, hydroformed and welded metal body systems, components, assemblies and modules

     o    Magna Mirror Systems - exterior and interior mirror systems

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the inter-track, off-track and account wagering markets. MEC currently operates eight thoroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business named "XpressBet-TM-", which permits customers to place wagers by telephone and over the Internet on horse races at up to 65 racetracks in North America.

2002 OUTLOOK

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is in a solid position to meet the challenges of the year ahead. The Company is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

----------
         3

The Company anticipates that North American light vehicle production volumes will remain strong in the second quarter of 2002 based on current OEM production schedules. The Company remains cautious about North American light vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions. In Europe, the Company's results are expected to continue to be impacted by weaker economic conditions. As a result, the Company anticipates a decline in European light vehicle production volumes in 2002 relative to 2001.

For the second quarter of 2002, the Company expects average dollar content per vehicle to range between $420 and $435 in North America and between $200 and $220 in Europe. In addition, the Company has assumed that second quarter 2002 light vehicle production will be approximately 4.4 million units in North America and 4.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the foregoing vehicle volume assumptions and anticipated tooling and other automotive sales, the Company expects its automotive sales for the second quarter of 2002 to be between $2.9 billion and $3.1 billion and diluted earnings per share from operations to be in the range of $1.70 to $1.90.

The Company expects full year 2002 average dollar content per vehicle to range between $430 and $450 in North America and between $200 and $220 in Europe. Further, the Company is assuming full year 2002 light vehicle production volumes of approximately 16.0 million units in North America and approximately 16.2 million units in Europe. Based on the assumed levels of production volumes, the increases in average dollar content per vehicle in North America and Europe and anticipated tooling and other automotive sales, the Company expects its automotive sales for the full year 2002 to range from $11.1 billion to $12.0 billion, compared to 2001 automotive sales of $10.5 billion. In addition, diluted earnings per share from operations for 2002 are expected to be in the range of $5.65 to $6.15, compared to 2001 adjusted diluted earnings per share from operations (1) of $5.76 (restated for the new recommendations related to foreign currency translation and adjusted to exclude goodwill amortization).

In addition, the Company expects that full year 2002 spending for fixed assets for its automotive business will be in the range of $650 million to $700 million, compared to $486 million in 2001. The majority of 2002 planned automotive capital spending relates to the award of new production contracts, new production facilities, maintenance improvements and planned efficiency enhancements. Magna is in a position to meet all 2002 planned cash requirements from its cash balances on hand, existing credit facilities and cash flow from operations.



(1) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts in evaluating the operating performance of the Company. In 2001, net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share, respectively, as disclosed in the consolidated financial statements, but exclude other income (net of related taxes) of $46 million, and a future income tax recovery of $12 million. 2001 diluted earnings per share from operations also excludes the impact of a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

                                                                      ----------

RISKS AND UNCERTAINTIES
-------------------------------------------------------------------------------
Magna's results are directly affected by the levels of North American and European car and light truck production and its ability to obtain new production contracts. Magna's results are also directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. Current factors impacting the automotive industry and the ability to obtain new production contracts from automotive OEM customers include the requirement for suppliers to manufacture and supply more complex systems, including modular systems, maintain the financial strength to expand, support and supply automotive OEMs, provide increased engineering, finance customer-owned tooling, effectively manage complete programs, and have full service supplier capabilities, in each case on a global basis. Management believes that Magna's product diversity and overall capabilities position it to benefit from these factors. As a result of the continued globalization of the automotive industry, increased outsourcing by automotive OEM customers of larger, more complex modules and systems to independent Tier One suppliers and the continuing consolidation of the supplier base, the Company expects continued customer penetration in North America and Europe during 2002 and beyond.

Automotive OEM production volumes in each of North America and Europe may be impacted by a number of geographic factors, including general economic conditions, interest rates, fuel prices and availability, legislative changes, environmental emission and safety issues and labour and/or trade relations.

Magna's reliance on its automotive OEM customers makes it susceptible to risks generally applicable to automotive industry participants, including the extent of automotive OEM outsourcing in both North America and Europe. The extent of automotive OEM outsourcing is dependent on a number of factors, including the cost, quality and timeliness of external production relative to in-house production by automotive OEMs, technological capability, the degree of unutilized capacity at automotive OEM manufacturing facilities and automotive OEM labour relations.

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
COMPARATIVE PERIOD AMOUNTS

FOREIGN CURRENCY TRANSLATION

In December 2001, The Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income and diluted earnings per share for the first quarter of 2001 were reduced by $3 million and $0.03, respectively from the amounts previously reported (see note 2 to the unaudited interim consolidated financial statements included elsewhere herein).

NORTH AMERICAN VEHICLE PRODUCTION AND AVERAGE CONTENT PER VEHICLE

North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content, therefore, this change will improve the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. The comparative period North American vehicle production and average content per vehicle amounts have been restated to conform to the current period's presentation. European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

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         5

FOREIGN EXCHANGE

                                                For the three months ended
                                           ------------------------------------
                                           MARCH 31, 2002        March 31, 2001         Change
----------------------------------------------------------------------------------------------

1 Canadian dollar equals U.S. dollars              0.6273                0.6539           - 4%
1 Euro equals U.S. dollars                         0.8771                0.9212           - 5%
1 British Pound equals U.S. dollars                1.4267                1.4572           - 2%
----------------------------------------------------------------------------------------------

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

TOTAL SALES

Total sales were a record $3.1 billion for the first quarter of 2002, reflecting record sales levels at the Company's automotive and non-automotive operations of $2.9 billion and $249 million, respectively.

AUTOMOTIVE SALES

                                                For the three months ended
                                           ------------------------------------
                                           MARCH 31, 2002        March 31, 2001         Change
----------------------------------------------------------------------------------------------

VEHICLE PRODUCTION VOLUMES
(MILLIONS OF UNITS)
North America                                         4.1                   3.9          +  4%
Europe                                                4.3                   4.5          -  5%
----------------------------------------------------------------------------------------------

AVERAGE DOLLAR CONTENT PER VEHICLE
North America                                      $  423                $  405          +  4%
Europe                                             $  207                $  165          + 25%
----------------------------------------------------------------------------------------------

AUTOMOTIVE SALES
North American Production                          $1,717                $1,581          +  9%
European Production and Assembly                      878                   740          + 19%
Other Automotive                                      277                   297          -  7%
----------------------------------------------------------------------------------------------
Total Automotive Sales                             $2,872                $2,618          + 10%
==============================================================================================

Total automotive sales reached a record level in the first quarter of 2002, increasing by 10% compared to the first quarter of 2001.

NORTH AMERICA

North American production sales increased 9% or $136 million, to $1.717 billion. This increase in sales reflects a 4% increase in the Company's North American average dollar content per vehicle combined with a 4% increase in North American vehicle production volumes over the first quarter of 2001.

In North America, the Company's average dollar content per vehicle grew to $423 for the first quarter of 2002 compared to $405 for the first quarter of 2001. This increase relates to increased content and production on several programs, including the Ford U152 (Explorer) and certain models of the General Motors GMT 800 series (full size trucks and sport utilities) and a full quarter's production on programs that launched during 2001, including the General Motors GMT 360/370 (mid size sport utilities) and GMT 257 (Rendezvous) programs. Also increasing North American content was the launch of other new programs, including the General Motors GMX320 (Cadillac CTS) and GMT315 (Saturn Vue) programs, the DaimlerChrysler DR (Ram pickup) and KJ (Liberty) programs, and the Nissan TK (Altima) program. Content was also increased by Decoma's acquisition of Autosystems Manufacturing Inc. ("Autosystems") in September 2001. These increases in content were partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler RS (minivan) program and a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

                                                                      ----------

EUROPE

European production and assembly sales increased 19% or $138 million, of which $92 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria. In addition to increased Mercedes E and G Class sales, European production and assembly sales were driven by additional increases in the Company's European average dollar content per vehicle, offset in part by a 5% decline in European vehicle production volumes from the first quarter of 2001.

In Europe, the Company's average dollar content per vehicle grew by 25% to $207 for the first quarter of 2002 compared to $165 for the first quarter of 2001. The increase in content reflects increased assembly sales at the Company's Magna Steyr assembly operations in Austria, of which additional assembly sales for the Mercedes E and G Class account for $24 of content growth. Content was also benefited by continued strong production volumes for the DaimlerChrysler C Class program and additional sales from a full quarter's production on programs that launched during 2001, including the BMW Mini and the Jaguar X400 programs. These increases were partially offset by a decrease in reported U.S. dollar sales due to the weakening of the Euro and British pound, each against the U.S. dollar.

OTHER AUTOMOTIVE

Other automotive sales, which include tooling and engineering sales were $277 million for the first quarter of 2002, representing a decrease of $20 million from the comparable quarter in 2001. The decrease was primarily the result of reduced tooling sales at Intier, reflecting the substantial completion of the DaimlerChrysler RS (minivan) and GM Sigma (Cadillac CTS, STS and 265) tooling programs in 2001. Partially offsetting these decreases was an increase in engineering and prototyping sales at Magna Steyr for the BMW E83 (X3) and Saab 442 (9 -3- Convertible) development programs.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

GROSS MARGIN - AUTOMOTIVE

Gross margin as a percentage of total automotive sales for the first quarter of 2002 was 17.8% compared to 18.3% in the first quarter of 2001. Gross margin as a percentage of total automotive sales was negatively affected by ramp-up costs for new start-up operations, including the Ford CAL1 program, pre-launch costs with respect to the BMW E83 and Saab 442 programs, production inefficiencies at certain divisions and further OEM price concessions. Gross margin as a percentage of total automotive sales was also negatively affected by increased Mercedes E and G Class sales, since such sales are accounted for on a full cost basis with a substantial portion of the sales price being comprised of purchased components (see Magna Steyr sales discussion in AUTOMOTIVE SEGMENTS below). Increases in Mercedes E and G Class sales have the effect of increasing the level of total sales; however, because purchased components are included in cost of sales, profitability as a percentage of total sales is negatively impacted. Partially offsetting these declines in gross margin as a percentage of total automotive sales was improved performance at a number of divisions.

DEPRECIATION AND AMORTIZATION - AUTOMOTIVE

Depreciation and amortization costs were substantially unchanged at $99 million for the first quarter of 2002 compared to $100 million for the first quarter of 2001. The decrease in depreciation and amortization in the first quarter of 2002 was primarily due to no longer recording amortization expense for goodwill and indefinite life intangible assets in accordance with the new recommendations of the CICA, a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Euro, Canadian dollar and British pound, each against the U.S. dollar, partially offset by increased depreciation as a result of Magna's investment in capital equipment to support new production programs and facilities. Amortization expense for goodwill and indefinite life intangible assets amounted to $4 million in the first quarter of 2001.

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         7

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A") - AUTOMOTIVE

SG&A expenses as a percentage of total automotive sales decreased to 6.3% for the first quarter of 2002 compared to 6.6% for the first quarter of 2001. SG&A expenses were $180 million for the first quarter of 2002, up from $172 million for the first quarter of 2001. The increase in SG&A expenses for the first quarter of 2002 was primarily due to increased incentive based compensation as a result of higher earnings, a lump sum retiring allowance totaling $4 million paid to Magna's former President and Chief Operating Officer and costs associated with the now abandoned merger of Magna Steyr and Tesma. These increases were partially offset by a $4 million gain realized by Decoma on the sale of a non-core manufacturing division, and a reduction in reported U.S. dollar SG&A due to the weakening of the Euro, Canadian dollar and British pound, each against the U.S. dollar.

INTEREST EXPENSE, NET - AUTOMOTIVE

Interest expense (net of interest income of $7 million) for the first quarter of 2002 was unchanged at $1 million.

OPERATING INCOME - AUTOMOTIVE

Automotive operating income was $234 million for the first quarter of 2002 compared to $208 million for the first quarter of 2001. The 13% increase in operating income is the result of a higher gross margin from higher sales, increased equity income and a decrease in depreciation and amortization. These increases were partially offset by higher SG&A spending in the first quarter of 2002.

OPERATING INCOME - MAGNA ENTERTAINMENT CORP.

                                                  RACETRACK          REAL ESTATE
FOR THE THREE MONTHS ENDED MARCH 31, 2002        OPERATIONS           OPERATIONS           TOTAL
------------------------------------------------------------------------------------------------

Revenues                                              $ 244               $    5          $  249
Costs and expenses                                      214                    3             217
------------------------------------------------------------------------------------------------
Operating income - MEC                                $  30               $    2          $   32
================================================================================================

                                                  Racetrack          Real estate
For the three months ended March 31, 2001        Operations           Operations           Total
------------------------------------------------------------------------------------------------
Revenues                                              $ 215               $   30          $  245
Costs and expenses                                      189                   18             207
------------------------------------------------------------------------------------------------
Operating income - MEC                                $  26               $   12          $   38
================================================================================================

RACETRACK OPERATIONS

Revenues from racetrack operations were $244 million for the first quarter of 2002 compared to $215 million for the first quarter of 2001, an increase of $29 million or 13%. The increase in revenues was primarily attributable to the acquisitions of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. (collectively the "Ladbroke Companies") in April 2001 and Portland Meadows in July 2001, which increased racetrack revenues for the first quarter of 2002 by $17 million. Also increasing racetrack revenues was the launch of "XpressBet-TM-" into the California market.

Operating income from racetrack operations improved by $4 million to $30 million for the first quarter of 2002 and as a percentage of racetrack revenues increased 0.2% to 12.3%. The increase in racetrack operating income was primarily the result of continued cost savings and other synergies realized on a consolidation of racetracks, increased contribution due to more live race days in the first quarter of 2002 (attributable to the acquisitions of the Ladbroke Companies and Portland Meadows) and reduced amortization expense as a result of no longer recording amortization expense for goodwill and indefinite life intangible assets (racing licenses) in accordance with the new recommendations of the CICA. For the first quarter of 2001, MEC recorded goodwill and indefinite life intangible asset amortization of $1 million.

                                                                      ----------

REAL ESTATE OPERATIONS

Revenues from real estate operations were $5 million for the first quarter of 2002, a decrease of $25 million from $30 million for the first quarter of 2001. Operating income from real estate operations decreased to $2 million for the first quarter of 2002 from $12 million for the first quarter of 2001. The decrease in revenues and operating income was primarily the result of fewer excess property sales during the first quarter of 2002. During the first quarter of 2002, the impact of real estate dispositions was insignificant, as revenues were only benefited by $1 million, whereas in the first quarter of 2001, revenues and operating income were benefited by $26 million and $11 million, respectively.

INCOME TAXES

Magna's effective income tax rate on operating income (excluding equity income) for the first quarter of 2002 decreased to 35.3% from 36.4% for the first quarter of 2001. The decrease in the effective tax rate is primarily the result of reductions in Canadian income tax rates and the fact that the Company no longer amortizes goodwill, substantially all of which is not deductible for income tax purposes.

MINORITY INTEREST

Minority interest expense increased by $7 million to $21 million for the first quarter of 2002 compared to the first quarter of 2001. The increase in minority interest expense is primarily due to higher earnings at each of Magna's public automotive subsidiaries and increased minority interest percentages at Decoma and Intier arising from public stock issuances during 2001.

NET INCOME

For the first quarter of 2002 net income from operations was a first quarter record of $153 million, representing a 6% increase over first quarter of 2001 net income of $144 million. The $9 million increase in net income is primarily the result of the $20 million increase in operating income, partially offset by increases in income taxes and minority interest of $4 million and $7 million, respectively.

EARNINGS PER SHARE

                                                        For the three months ended
                                                     --------------------------------
                                                     MARCH 31, 2002    March 31, 2001    Change
-----------------------------------------------------------------------------------------------

Earnings per Class A Subordinate Voting or
  Class B Share:
    Basic                                                   $ 1.73             $ 1.68      + 3%
    Diluted                                                 $ 1.65             $ 1.54      + 7%
-----------------------------------------------------------------------------------------------

Average number of Class A Subordinate Voting
  and Class B Shares outstanding:
    Basic                                                     83.4               78.5      + 6%
    Diluted                                                   90.6               91.5      - 1%
-----------------------------------------------------------------------------------------------

Diluted earnings per share for the first quarter of 2002 was $1.65, an increase of $0.11 over first quarter 2001 diluted earnings per share. Excluding the amortization of goodwill and indefinite life intangible assets, diluted earnings per share would have been $1.58 for the first quarter of 2001.

The increase in diluted earnings per share over the first quarter of 2001 diluted earnings per share is due to higher net income (including the impact of no longer recording amortization expense for goodwill and indefinite life intangible assets), a decrease in financing charges on other paid-in capital and a decrease in the weighted average number of shares outstanding during the quarter. The decrease in financing charges and the weighted average number of shares outstanding on a diluted basis is due to the redemption of the outstanding 5% Convertible Subordinated Debentures which were not converted to Class A Subordinate Shares prior to September 2001.

----------
         9

AUTOMOTIVE SEGMENTS
-------------------------------------------------------------------------------
Refer to note 23 of the Company's 2001 audited consolidated financial statements, which explains the basis of segmentation.

                                                        For the three months ended
                                              ---------------------------------------------
                                                 MARCH 31, 2002            March 31, 2001
                                              -------------------       -------------------
                                               TOTAL    OPERATING        Total    Operating
                                               SALES       INCOME        sales       income
-------------------------------------------------------------------------------------------

PUBLIC AUTOMOTIVE OPERATIONS
  Decoma International Inc.                   $  515       $   40       $  459       $   25
  Intier Automotive Inc.                         879           26          821           15
  Tesma International Inc.                       211           21          189           18
WHOLLY OWNED AUTOMOTIVE OPERATIONS
  Magna Steyr                                    479           10          358            7
  Cosma International
    and Other Automotive operations              816           96          819          104
CORPORATE AND OTHER                              (28)          41          (28)          39
-------------------------------------------------------------------------------------------
                                              $2,872       $  234       $2,618       $  208
===========================================================================================

The sales amounts in the segmented discussion below are before intersegment eliminations.

DECOMA INTERNATIONAL INC.

SALES

Decoma's sales increased by $56 million or 12% to $515 million for the first quarter of 2002. The increase in sales reflects increases in Decoma's average dollar content per vehicle in both North America and Europe, combined with a 4% increase in North American vehicle production volumes. Partially offsetting these increases was a 5% decline in European vehicle production volumes.

In North America, the increase in Decoma's dollar content per vehicle was attributable to the acquisition of Autosystems in September 2001, new takeover business, including content on the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUV) and GMT 830 (Suburban) programs, content on programs that launched subsequent to the first quarter of 2001, including the General Motors GMT 805 (Avalanche) and Ford U152 (Explorer) programs, and strong volumes on other high content production programs. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Decoma's dollar content per vehicle reflects increased content on programs that launched during 2001, including the BMW Mini and Jaguar X400 programs, and continued strong production volumes for the DaimlerChrysler C Class program. These increases were partially offset by lower vehicle production volumes on certain high content programs, including the Ford Mondeo program, lower Audi TT roof module sales, and a reduction in reported U.S. dollar sales due to the weakening of the Euro and British Pound, each against the U.S. dollar.

OPERATING INCOME

Decoma's operating income increased $15 million or 60% to $40 million for the first quarter of 2002. This increase was primarily the result of higher sales in North America and Europe, productivity improvements at certain divisions, a $4 million gain on the disposition of Catelectric Dip, one of Decoma's non-core North American operating divisions, the acquisition of Autosystems and lower depreciation and amortization costs since goodwill is no longer amortized in accordance with the new recommendations of the CICA. These improvements were partially offset by operating losses at Decoma's Merplas facility in the United Kingdom, further OEM price concessions, lower vehicle production volumes on certain high content programs, including the Ford Mondeo program, and operating inefficiencies at certain facilities in Europe.

                                                                      ----------

INTIER AUTOMOTIVE INC.

SALES

Intier's sales increased by $58 million or 7% to $879 million for the first quarter of 2002. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe, combined with a 4% increase in North American vehicle production volumes. Partially offsetting these increases was a 5% decline in European vehicle production volumes and a 26% or $29 million decline in tooling and engineering sales reflecting the substantial completion of the DaimlerChrysler RS (minivan) and GM Sigma (CTS, STS and 265) tooling programs in 2001.

In North America, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the DaimlerChrysler DR (Ram pickup) and General Motors GMX320 (Cadillac CTS) and GMT315 (Saturn Vue) programs. Strong volumes on other high content production programs also raised content, including the Ford U204 (Ford Escape and Mazda Tribute) program. These increases in content were partially offset by the impact of lower vehicle production volumes on certain high content programs, including the DaimlerChrysler RS (minivan) program, and a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

In Europe, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the BMW Mini, the DaimlerChrysler Vaneo and the Opel Vivaro/Renault Trafic programs. Also increasing content was the launch of the Opel Vectra in the first quarter of 2002. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Euro and British Pound, each against the U.S. dollar.

OPERATING INCOME

Intier's operating income increased $11 million or 73% to $26 million for the first quarter of 2002. This increase was primarily a result of higher sales, significant improvements at certain of Intier's operations, in both North America and Europe, contributions from new program launches in North America and Europe during 2001, including the Ford U204 and BMW Mini programs, and lower depreciation and amortization costs since goodwill is no longer amortized in accordance with the new recommendations of the CICA. These improvements were partially offset by lower production volumes on the high content DaimlerChrysler RS program, launch costs, lower production volumes in Europe, production inefficiencies at certain divisions, particularly in Europe, further OEM price concessions, and other public company costs that were not incurred during the first quarter of 2001.

TESMA INTERNATIONAL INC.

SALES

Tesma's sales increased by $22 million or 12% to $211 million for the first quarter of 2002. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in North America, combined with a 4% increase in North American vehicle production volumes. Partially offsetting these increases was a 5% decline in European vehicle production volumes. Tesma's European dollar content per vehicle was substantially unchanged.

In North America, the increase in Tesma's dollar content per vehicle relates primarily to increased volumes or content on several programs, including the General Motors Vortec 4200 engine (SUV Family) and GM L850 and Line 6 engine, and Ford's V8 engine programs. Also increasing content per vehicle in North America was the continuing ramp-up of the Allison LCT transmission program, the GM 1-2 accumulator cover business, new content on General Motors' 4L60E transmission, and increased volumes on certain tensioner and alternator decoupler programs. These increases were partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar.

----------
        11

OPERATING INCOME

Tesma's operating income increased by $3 million or 17% to $21 million for the first quarter of 2002. The 17% increase in operating income is the result of a higher gross margin as a result of increased sales and improved margin percentages due in large part to operating efficiencies at certain divisions offset somewhat by increased launch costs. Operating income was negatively impacted by higher SG&A and depreciation costs.

MAGNA STEYR

SALES

Magna Steyr's sales increased by 34% or $121 million to $479 million, of which $92 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at its assembly operations in Austria. In addition, Magna Steyr also increased sales at its powertrain operations in both North America and Europe.

During 2001, Magna Steyr commenced operations in North America, with production sales of $4 million for the first quarter of 2001, compared to $24 million for the first quarter of 2002. This increase in sales relates primarily to a full quarter's production of the General Motors GMT 250 (Aztek) and GMT 257 (Rendezvous) programs during the first quarter of 2002 at Magna Steyr's powertrain facilities in the United States and Mexico.

In Europe, Magna Steyr currently assembles the Mercedes E-Class 4MATIC and 4X2 ("E-Class"), the Mercedes G-Class ("G-Class"), the Mercedes M-Class ("M-Class") and the Chrysler Jeep Grand Cherokee ("Jeep") vehicles. Magna Steyr's vehicle assembly volumes for the first quarter of 2002 and 2001 were as follows:

                                                For the three months ended
                                          -------------------------------------
                                          MARCH 31, 2002         March 31, 2001          Change
-----------------------------------------------------------------------------------------------

VEHICLE ASSEMBLY VOLUMES (UNITS)
E-Class                                            7,596                  4,944           + 54%
G-Class                                            2,163                  1,220           + 77%
M-Class                                            7,766                  6,817           + 14%
Jeep                                               5,040                  6,556           - 23%
-----------------------------------------------------------------------------------------------
                                                  22,565                 19,537           + 15%
===============================================================================================

Assembly sales increased $88 million in the first quarter of 2002. The increase in assembly sales was driven by the launch of the new E-Class, which is accounted for on a full-cost basis (see below), which added $92 million in sales. Also increasing assembly sales was higher vehicle production volumes in the first quarter of 2002 over the first quarter of 2001 on G-Class and M-Class vehicles, with the G-Class vehicle being accounted for on a full-cost basis (see below), offset in part by reduced sales that resulted from the decline in vehicle production volumes during the first quarter of 2002 on Jeep vehicles, which are accounted for on a value-added basis (see below). Also reducing assembly sales was a reduction in reported U.S. dollar sales due to the weakening of the Euro against the U.S.dollar.

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class and Jeep vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability.

                                                                      ----------

Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

In addition to higher sales at its assembly operations, sales at Magna Steyr's European powertrain operations also improved, increasing by $11 million to $71 million for the first quarter of 2002. The increase relates primarily to a full quarter's production of the General Motors GMT 250 (Aztek) and GMT 257 (Rendezvous) programs during 2002, partially offset by a reduction in reported U.S. dollar sales due to the weakening of the Euro against the U.S. dollar.

OPERATING INCOME

Magna Steyr's operating income increased $3 million to $10 million for the first quarter of 2002. The increase in operating income was primarily related to an increased gross margin from higher sales, improvements at Magna Steyr's powertrain facilities in North America and reduced interest paid to Magna's corporate office. These improvements were partially offset by pre launch costs with respect to the BMW E83 (X3) and Saab 442 (9 -3- Convertible) programs, launch costs associated with the Mercedes E-Class program, inefficiencies and start-up costs at Magna Steyr's new powertrain facilities in Austria and a decrease in reported U.S. dollar operating income due to the weakening of the Euro against the U.S. dollar.

COSMA INTERNATIONAL AND OTHER AUTOMOTIVE OPERATIONS

SALES

Magna's Cosma International and Other Automotive Operations sales decreased by $3 million to $816 million for the first quarter of 2002. The decrease in total automotive sales reflects a decrease in average content per vehicle in North America and a 5% decline in European vehicle production volumes, partially offset by a 4% increase in North American vehicle production volumes.

In North America, the decrease in dollar content per vehicle relates primarily to lower volumes on certain high content programs, including the DaimlerChrysler PT44 (PT Cruiser) and Ford WIN126 (Windstar) and a reduction in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar. Partially offsetting these decreases were continued strong production volumes for the General Motors GMT 800 (full size trucks and sport utilities) program and the Ford U204 (Ford Escape and Mazda Tribute) program and the ramp-up of the CAL1 (Lincoln Blackwood) program during the first quarter of 2002.

In Europe, average dollar content per vehicle was substantially unchanged.

OPERATING INCOME

Magna's Cosma International and Other Automotive Operations operating income decreased $8 million or 8% to $96 million for the first quarter of 2002. This decrease was the result of operating inefficiencies at certain facilities in Mexico and Europe, launch costs and inefficiencies associated with the CAL1 program, start-up costs incurred in connection with the new DaimlerChrysler HB (Durango) program and higher interest paid to Magna's corporate office. These decreases were partially offset by contributions from major programs in North America and improved performance at certain Mirror divisions in North America.

CORPORATE AND OTHER

Corporate and other operating income of $41 million for the first quarter of 2002 increased $2 million over the first quarter of 2001. The increase in operating income was primarily due to an increase in affiliation and other fees and a reduction in depreciation and amortization costs, since goodwill is no longer amortized in accordance with the new recommendations of the CICA. Partially offsetting these increases was lower interest income and a $4 million lump sum retiring allowance payment made to the former President and Chief Operating Officer.

----------
        13

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

                                                For the three months ended
                                          -------------------------------------
                                          MARCH 31, 2002         March 31, 2001          Change
-----------------------------------------------------------------------------------------------

Net income                                        $  153                 $  144
Items not involving current cash flows               137                    125
-----------------------------------------------------------------------------------------------
                                                  $  290                 $  269            + 8%

Changes in non-cash working capital                   80                     18
-----------------------------------------------------------------------------------------------
Cash provided from operating activities           $  370                 $  287            +29%
===============================================================================================

Cash flow from operations before changes in non-cash working capital in the first quarter of 2002 increased by $21 million from the first quarter of 2001. The improvement in cash generated from operations is primarily the result of a $9 million increase in net income combined with a $12 million increase in non-cash items, including higher minority interest expense of $7 million and a $12 million reduction in disposition gains realized in the first quarter of 2002. Cash generated from non-cash working capital amounted to $80 million for the first quarter of 2002. The decrease in non-cash working capital was primarily attributable to increases in accounts payable and other accrued liabilities partially offset by increases in accounts receivable and inventories. Overall, cash flow from operations for the first quarter of 2002 was $370 million, representing an increase of $83 million or 29% over the first quarter of 2001.

CAPITAL AND INVESTMENT SPENDING

                                                For the three months ended
                                          -------------------------------------
                                          MARCH 31, 2002         March 31, 2001          Change
-----------------------------------------------------------------------------------------------

Fixed assets, investments
  and other additions                             $ (135)                $ (108)
Purchases of subsidiaries                             (1)                     -
Proceeds from disposals                                9                     24
-----------------------------------------------------------------------------------------------
Cash used in investing activities                 $ (127)                $  (84)          + 51%
===============================================================================================

The Company invested $123 million in fixed assets and $12 million in investments and other assets in the first quarter of 2002. Of the total fixed asset spending, $109 million was related to the Company's automotive operations. Investment and other asset spending includes a $7 million increase in long-term design and engineering receivables and other capitalized amounts totaling $5 million.

For the first quarter of 2002, proceeds from disposals were $9 million, reflecting proceeds on Decoma's disposal of a non-core manufacturing division and proceeds on the disposal of MEC real estate. For the first quarter of 2001, the $24 million in proceeds from disposals consisted substantially of the proceeds on the disposal of real estate in MEC.

FINANCING

                                                For the three months ended
                                          -------------------------------------
                                          MARCH 31, 2002         March 31, 2001          Change
-----------------------------------------------------------------------------------------------

Net repayments of debt                            $  (53)                $   (9)
Repayments of debentures' interest obligations       (10)                   (10)
Preferred Securities distributions                    (7)                    (7)
Issues of Class A Subordinate Voting Shares           16                      -
Issues of shares by subsidiaries                       1                      -
Dividends paid to minority interests                  (3)                    (2)
Dividends                                            (29)                   (27)
-----------------------------------------------------------------------------------------------
Cash used in financing activities              $     (85)                $  (55)          + 55%
===============================================================================================

During the first quarter of 2002, the Company issued $16 million in Class A Subordinate Voting Shares on the exercise of stock options.

                                                                      ----------

Dividends paid during the current period were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $29 million. These payments relate to dividends declared in respect of the three month period ended December 31, 2001. The increase in dividends paid for the first quarter of 2002 compared to the first quarter of 2001 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversions of 5% Convertible Subordinated Debentures during the third quarter of 2001 and on the exercise of stock options subsequent to the first quarter of 2001.

On April 10, 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of approximately $143 million. Magna expects to incur a loss of approximately $10 million from its ownership dilution on the issue.

In addition, on May 2, 2002, the Company announced that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Subordinated Debentures. Approximately $480 million principal amount of Debentures are outstanding (see COMMITMENTS AND CONTINGENCIES).

FINANCING RESOURCES

Magna's wholly owned operations had cash of $788 million at March 31, 2002. Magna's wholly owned operations also had unused and available operating and term credit facilities of $187 million. The Company's non-wholly owned operations had cash of $259 million and unused and available operating and term credit facilities of $646 million at March 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at March 31, 2002, $15 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's March 31, 2002 consolidated balance sheet.

OFF BALANCE SHEET FINANCING

The Company's off balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2001 Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS
-------------------------------------------------------------------------------
     [a] In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

          The retroactive impact of adopting the new recommendations on the first quarter of 2001 was to decrease automotive operating income and net income by $5 million and $3 million, respectively. In addition, basic and diluted earnings per Class A Subordinate and Class B Share were reduced by $0.04 and $0.03, respectively.

     [b] In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

----------
        15

          CICA 3062 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. The Company expects to perform the initial assessment of the impairment test for goodwill by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings. The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by MEC, and has determined that no impairment charge is required.

          CICA 3062 also requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period. During 2001, the Company reported goodwill amortization of $24 million (including $8 million at MEC in respect of indefinite life intangible assets).

     [c] In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three month period ended March 31, 2002.

COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------
     [a] On March 11, 2002, the Company's Magna Steyr group entered into an agreement with DaimlerChrysler to acquire the Eurostar vehicle assembly facility in Austria. The purchase price of the acquisition will be satisfied by the payment of euro 90 million in cash plus additional contingent consideration, to a maximum of euro 20 million, that may become payable depending on the outcome of certain future events. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

     [b] On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. and LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the second quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

                                                                      ----------

     [c] On May 2, 2002, the Company announced that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Subordinated Debentures [the "Debentures"]. Approximately $480 million principal amount of Debentures are outstanding. The Debentures are convertible at the option of the holder into Class A Subordinate Voting Shares at a conversion price of $74.27 per share before June 6, 2002. Any Debentures outstanding on June 6, 2002 will be redeemed at a redemption price, including accrued and unpaid interest, of $1,015.0313 per $1,000 principal amount of Debentures by issuing
          13.6477 Class A Subordinate Voting Shares for each $1,000 principal amount of Debentures outstanding, including accrued and unpaid interest thereon to June 5, 2002. No more than approximately 6.6 million Class A Subordinate Voting Shares will be issued by the Company in connection with the redemption / conversion of the Debentures. This redemption will have no significant impact on the Company's diluted earnings per share and is expected to reduce interest payments by approximately $23 million per year.

     [d] From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 22 of the Company's 2001 audited consolidated financial statements, which describe the claims.

FORWARD-LOOKING STATEMENTS
-------------------------------------------------------------------------------
The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, global economic conditions causing decreases in production volumes, price reduction pressures, pressure to absorb certain fixed costs, increased warranty and product liability risk, dependence on outsourcing by automobile manufacturers, rapid technological and regulatory changes, unstable energy prices, dependence on certain vehicle product lines, fluctuations in relative currency values, unionization activity, threat of work stoppages, the competitive nature of the auto parts supply market, delays in launching new programs, delays in constructing new facilities, changes in governmental regulations, the impact of environmental regulations and other factors set out in Magna's Annual Information Form on form 40-F, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

----------
        17

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS, EXCEPT PER SHARE FIGURES]
-------------------------------------------------------------------------------

                                                          THREE MONTHS ENDED
                                                      --------------------------
                                                      MARCH 31,       March 31,
                                                          2002            2001
-------------------------------------------------------------------------------
                                                                     [RESTATED,
                                                                    SEE NOTE 2]

Sales:
  Automotive                                           $ 2,872         $ 2,618
  Magna Entertainment Corp.                                249             245
-------------------------------------------------------------------------------
                                                         3,121           2,863
-------------------------------------------------------------------------------

Automotive costs and expenses:
  Cost of goods sold                                     2,362           2,140
  Depreciation and amortization                             99             100
  Selling, general and administrative                      180             172
  Interest expense, net                                      1               1
  Equity income                                             (4)             (3)
Magna Entertainment Corp. costs and expenses               217             207
-------------------------------------------------------------------------------
Operating income - automotive                              234             208
Operating income - Magna Entertainment Corp.                32              38
-------------------------------------------------------------------------------
Income before income taxes and minority interest           266             246
Income taxes                                                92              88
Minority interest                                           21              14
-------------------------------------------------------------------------------
Net income [NOTE 3]                                    $   153         $   144
===============================================================================

Financing charges on Preferred Securities and
  other paid-in capital                                     (9)            (12)
-------------------------------------------------------------------------------
Net income available to Class A Subordinate Voting
  and Class B Shareholders                             $   144         $   132
Retained earnings, beginning of period                   2,220           1,789
Dividends on Class A Subordinate Voting and
  Class B Shares                                           (29)            (27)
Distribution on transfer of business
  to subsidiary [NOTE 4]                                     -              14
Cumulative adjustment for change in
  accounting policy [NOTE 2]                                (3)             (2)
-------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD                       $  2,332        $ 1,906
===============================================================================

Earnings per Class A Subordinate Voting or
  Class B Share: [NOTE 3]
    Basic                                              $   1.73        $  1.68
    Diluted                                            $   1.65        $  1.54
===============================================================================

Cash dividends paid per Class A Subordinate Voting
  or Class B Share                                     $   0.34        $  0.34
===============================================================================

Average number of Class A Subordinate Voting and
  Class B Shares outstanding during the period
  [in millions]:
    Basic                                                  83.4           78.5
    Diluted                                                90.6           91.5
===============================================================================

SEE ACCOMPANYING NOTES

                                                                      ----------

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]
-------------------------------------------------------------------------------

                                                          THREE MONTHS ENDED
                                                    ---------------------------
                                                    MARCH 31,         March 31,
                                                        2002              2001
-------------------------------------------------------------------------------
                                                                     [RESTATED,
                                                                    SEE NOTE 2]
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES
Net income                                             $  153           $  144
Items not involving current cash flows                    137              125
-------------------------------------------------------------------------------
                                                          290              269
Changes in non-cash working capital                        80               18
-------------------------------------------------------------------------------
                                                          370              287
-------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Fixed asset additions                                    (123)            (102)
Purchase of subsidiaries                                   (1)               -
Increase in investments and other                         (12)              (6)
Proceeds from disposition of investments and other          9               24
-------------------------------------------------------------------------------
                                                         (127)             (84)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net repayments of debt                                    (53)              (9)
Repayments of debentures' interest obligations            (10)             (10)
Preferred Securities distributions                         (7)              (7)
Issues of Class A Subordinate Voting Shares                16                -
Issues of shares by subsidiaries                            1                -
Dividends paid to minority interests                       (3)              (2)
Dividends                                                 (29)             (27)
-------------------------------------------------------------------------------
                                                          (85)             (55)
-------------------------------------------------------------------------------

Effect of exchange rate changes on cash and
  cash equivalents                                         (1)             (18)
-------------------------------------------------------------------------------

Net increase in cash and cash equivalents
  during the period                                       157              130
Cash and cash equivalents, beginning of period            890              620
-------------------------------------------------------------------------------
Cash and cash equivalents, end of period              $ 1,047           $  750
===============================================================================


SEE ACCOMPANYING NOTES

----------
        19

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[UNAUDITED]
[UNITED STATES DOLLARS IN MILLIONS]
-------------------------------------------------------------------------------

                                                    MARCH 31,      December 31,
                                                        2002              2001
-------------------------------------------------------------------------------
                                                                     [RESTATED,
                                                                    SEE NOTE 2]
ASSETS
CURRENT ASSETS
Cash and cash equivalents                           $ 1,047            $   890
Accounts receivable                                   1,899              1,752
Inventories                                             859                842
Prepaid expenses and other                               64                 74
-------------------------------------------------------------------------------
                                                      3,869              3,558
-------------------------------------------------------------------------------
Investments                                              87                 88
Fixed assets, net                                     3,608              3,595
Goodwill, net                                           258                259
Future tax assets                                       116                114
Other assets                                            293                287
-------------------------------------------------------------------------------
                                                    $ 8,231            $ 7,901
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness                                   $   265            $   308
Accounts payable                                      1,618              1,451
Accrued salaries and wages                              243                228
Other accrued liabilities                               187                158
Income taxes payable                                     81                 62
Long-term debt due within one year                       44                 54
-------------------------------------------------------------------------------
                                                      2,438              2,261
-------------------------------------------------------------------------------
Long-term debt                                          242                244
Debentures' interest obligation                         104                114
Other long-term liabilities                              88                 85
Future tax liabilities                                  289                274
Minority interest                                       459                441
-------------------------------------------------------------------------------
                                                      3,620              3,419
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock
  Class A Subordinate Voting Shares
    [issued: 82,579,679;
       December 31, 2001 - 82,244,518]                1,698              1,682
  Class B Shares
    [convertible into Class A
       Subordinate Voting Shares]
    [issued: 1,096,509;
       December 31, 2001 - 1,097,009]                     1                  1
Preferred Securities                                    277                277
Other paid-in capital                                   470                463
Retained earnings                                     2,332              2,217
Currency translation adjustment                        (167)              (158)
-------------------------------------------------------------------------------
                                                      4,611              4,482
-------------------------------------------------------------------------------
                                                    $ 8,231            $ 7,901
===============================================================================


SEE ACCOMPANYING NOTES

                                                                      ----------

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS
UNLESS OTHERWISE NOTED]
-------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION
-------------------------------------------------------------------------------

     The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

     The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2002 and the results of operations and cash flows for the three month periods ended March 31, 2002 and 2001.

2.   ACCOUNTING CHANGES
-------------------------------------------------------------------------------

     [a] In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

          The retroactive changes to the consolidated statement of income for the three month period ended March 31, 2001 are as follows:

          Increase in selling, general and administrative              $     5
          --------------------------------------------------------------------
          Decrease in operating income - automotive                         (5)
          Decrease in income taxes                                          (2)
          --------------------------------------------------------------------
          Decrease in net income                                       $    (3)
          ====================================================================

          Decrease in earnings per Class A Subordinate Voting or
            Class B Share:
              Basic                                                    $ (0.04)
              Diluted                                                  $ (0.03)
          ====================================================================

          The retroactive changes to the consolidated statement of cash flows for the three month period ended March 31, 2001 are as follows:

          Decrease in net income                                       $    (3)
          --------------------------------------------------------------------
          Increase in items not involving current cash flows           $     3
          --------------------------------------------------------------------

          The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

          Decrease in other assets                                     $    (5)
          --------------------------------------------------------------------
          Decrease in future tax liabilities                           $    (2)
          --------------------------------------------------------------------
          Decrease in retained earnings                                $    (3)
          --------------------------------------------------------------------

----------
        21

     [b] In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

          CICA 3062 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. The Company expects to perform the initial assessment of the impairment test for goodwill by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and any writedown would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings. The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC"] and has determined that no impairment charge is required.

          CICA 3062 also requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period [SEE NOTE 3].

     [c] In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three month period ended March 31, 2002 [SEE NOTE 6].

3.   GOODWILL AND OTHER ASSETS
-------------------------------------------------------------------------------

     In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at March 31, 2001 would have been as follows:

     Net income as reported                                            $   144
     Restatement to eliminate amortization of goodwill and
       indefinite life intangible assets                                     4
     -------------------------------------------------------------------------
     Adjusted net income                                               $   148
     =========================================================================

     Basic earnings per share as reported                              $  1.68
     Restatement to eliminate amortization of goodwill and
       indefinite life intangible assets                                  0.05
     -------------------------------------------------------------------------
     Adjusted basic earnings per share                                 $  1.73
     =========================================================================

     Diluted earnings per share as reported                            $  1.54
     Restatement to eliminate amortization of goodwill and
       indefinite life intangible assets                                  0.04
     -------------------------------------------------------------------------
     Adjusted diluted earnings per share                               $  1.58
     =========================================================================

                                                                      ----------

4.   DISTRIBUTION ON TRANSFER OF BUSINESS TO SUBSIDIARY
-------------------------------------------------------------------------------

     In January 2001, Decoma International Inc. ["Decoma"] purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

5.   CAPITAL STOCK
-------------------------------------------------------------------------------

     The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at March 31, 2002 were exercised:

     -------------------------------------------------------------------------
     Class A Subordinate Voting and Class B Shares
       outstanding at March 31, 2002                                      83.7
     4.875% Convertible Subordinated Debentures
       [based on holders' conversion option]                               6.5
     Stock options                                                         3.4
     -------------------------------------------------------------------------
                                                                          93.6
     =========================================================================

     The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

6.   STOCK BASED COMPENSATION
-------------------------------------------------------------------------------

     The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

     The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

     --------------------------------------------------------------------------
     Risk free interest rate                                                5%
     Expected dividend yield                                             1.45%
     Expected volatility                                                   24%
     Expected time until exercise                                      4 years
     ==========================================================================

     The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

----------
        23

     For purposes of proforma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months ended March 31, 2002 would have been as follows:

     Proforma net income                                                 $ 146
     =========================================================================

     Proforma earnings per Class A Subordinate Voting or Class B Share
       Basic                                                             $1.65
       Diluted                                                           $1.57
     =========================================================================

     The weighted average fair value of options granted during the period is as follows:

     Weighted average fair value of options granted during
       the period                                                       $15.73
     =========================================================================

7.   SEGMENTED INFORMATION
-------------------------------------------------------------------------------

                                    THREE MONTHS ENDED           Three months ended
                                        MARCH 31, 2002               March 31, 2001
-------------------------------------------------------   -------------------------
                                                 FIXED                        Fixed
                              TOTAL  OPERATING  ASSETS,   Total  Operating   assets,
                              SALES     INCOME     NET    sales     income      net
------------------------------------------------------   --------------------------

PUBLIC AUTOMOTIVE OPERATIONS
  Decoma International Inc.   $  515    $   40  $  480   $  459     $   25   $  482
  Intier Automotive Inc.         879        26     406      821         15      404
  Tesma International Inc.       211        21     257      189         18      212

WHOLLY OWNED AUTOMOTIVE
  OPERATIONS
  Magna Steyr                    479        10     326      358          7      298
  Cosma International
    and Other Automotive
    Operations                   816        96     828      819        104      792

CORPORATE AND OTHER              (28)       41     730      (28)        39      720
------------------------------------------------------   --------------------------
Total Automotive Operations    2,872       234   3,027    2,618        208    2,908
MEC                              249        32     581      245         38      547
------------------------------------------------------   --------------------------
Total reportable segments     $3,121    $  266   3,608   $2,863      $ 246    3,455
Current assets                                   3,869                        3,265
Investments, goodwill and
  other assets                                     754                          658
------------------------------------------------------   --------------------------
Consolidated total assets                       $8,231                       $7,378
======================================================   ==========================

8.   COMMITMENTS AND CONTINGENCIES
-------------------------------------------------------------------------------

     [a] On March 11, 2002, the Company's Magna Steyr group entered into an agreement with DaimlerChrysler to acquire the Eurostar vehicle assembly facility in Austria. The purchase price of the acquisition will be satisfied by the payment of euro 90 million in cash plus additional contingent consideration, to a maximum of euro 20 million, that may become payable depending on the outcome of certain future events. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

     [b] On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. and LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the second quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

                                                                      ----------

9.   SUBSEQUENT EVENTS
-------------------------------------------------------------------------------

     [a] On April 10, 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of approximately $143 million. Magna expects to incur a loss of approximately $10 million from its ownership dilution on the issue.

     [b] On May 2, 2002, the Company announced that it intends to redeem on June 6, 2002 all of the outstanding 4.875% Convertible Subordinated Debentures ["Debentures"]. Approximately $480 million principal amount of Debentures are outstanding. The Debentures are convertible at the option of the holder into Class A Subordinate Voting Shares at a conversion price of $74.27 per share before June 6, 2002. Any Debentures outstanding on June 6, 2002 will be redeemed at a redemption price, including accrued and unpaid interest, of $1,015.0313 per $1,000 principal amount of Debentures by issuing
          13.6477 Class A Subordinate Voting Shares for each $1,000 principal amount of Debentures outstanding, including accrued and unpaid interest thereon to June 5, 2002. A maximum of approximately 6.6 million Class A Subordinate Voting Shares will be issued by the Company in connection with the redemption / conversion of the Debentures.


----------
        25

SHAREHOLDER INFORMATION
-------------------------------------------------------------------------------
OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

CORPORATE OFFICES
-------------------------------------------------------------------------------
MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

MAGNA INTERNATIONAL OF AMERICA, INC.
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

MAGNA EUROPA AG
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-600-0

MI DEVELOPMENTS INC.
455 Magna Drive
Aurora, Ontario, Canada L4G 7A9
Telephone: (905) 713-6322

GROUP OFFICES
-------------------------------------------------------------------------------
INTIER AUTOMOTIVE INC.
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-5200
www.intier.com

CLOSURE SYSTEMS
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-2665

INTERIOR SYSTEMS

UNITED STATES
39600 Lewis Drive,
Novi, Michigan, USA 48377
Telephone: (248) 567-4000

27300 Haggerty Road, Suite F-10
Farmington Hills, Michigan,
USA 48331
Telephone: (248) 553-9500

EUROPE
Elsenbahnstrasse 17,
D-97816 Lohr am Main,
Germany
Telephone: 011-49-9352-855-0

Bircholt Road,
Parkwood Industrial Trading Estate
Maidstone, Kent, England
ME15 9XT
Telephone: 011-44-162-268-6311

-------------------------------------------------------------------------------
MAGNA STEYR
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

NORTH AMERICA
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

-------------------------------------------------------------------------------
DECOMA INTERNATIONAL INC.
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

EUROPE
Im Ghai
D-73776 Altbach, Germany
Telephone: 011-49-7153-65-0

UNITED STATES
600 Wilshire Drive
Troy, Michigan, USA 48084-1625
Telephone: (248) 729-2500

-------------------------------------------------------------------------------
COSMA INTERNATIONAL
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-9000

EUROPE
Amsterdamer Strasse 230
D-50735 Koln, Germany
Telephone: 011-49-221-976-5230

UNITED STATES
1807 East Maple Road
Troy, Michigan, USA 48083
Telephone: (248) 524-5300

-------------------------------------------------------------------------------
TESMA INTERNATIONAL INC.
100 Tesma Way
Concord, Ontario, Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

EUROPE
Tesma Allee 1,
8261 Sinabelkirchen, Austria
Telephone: 011-43-3118-20550-140

UNITED STATES
23300 Haggerty Road, Suite 200
Farmington Hills, Michigan, USA 48335
Telephone: (248) 888-5550

-------------------------------------------------------------------------------
MAGNA MIRROR SYSTEMS
5030 Kraft Avenue, Suite A
Grand Rapids, Michigan, USA 49512
Telephone: (616) 554-3135

EUROPE
Industriestrasse 3,
D-97959 Assamstadt, Germany
Telephone: 011-49-6294-909-0

-------------------------------------------------------------------------------
MAGNA ENTERTAINMENT CORP.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magnaentertainment.com

UNITED STATES
285 West Huntington Drive
Arcadia, California, USA 91007
Telephone: (626) 574-7223


EXCHANGE LISTINGS
-------------------------------------------------------------------------------
CLASS A SUBORDINATE VOTING SHARES
            - The Toronto Stock Exchange (MG.A)
            - The New York Stock Exchange (MGA)
CLASS B SHARES
            - The Toronto Stock Exchange (MG.B)

8.65% SERIES A PREFERRED SECURITIES - The Toronto Stock Exchange (MG.PR.A) 8.875% SERIES B PREFERRED SECURITIES - The New York Stock Exchange (MGAPRB)


TRANSFER AGENTS AND REGISTRARS
-------------------------------------------------------------------------------

CANADA - CLASS A SUBORDINATE VOTING AND CLASS B SHARES
Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
Toronto, Montreal and Vancouver

UNITED STATES - CLASS A SUBORDINATE VOTING SHARES
Computershare Trust Company, Inc.
Golden, Colorado


                               2001 ANNUAL REPORT
-------------------------------------------------------------------------------

             Copies of the 2001 Annual Report may be obtained from:
                    The Secretary, Magna International Inc.,
                337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
          Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document
            Analysis and Retrieval (SEDAR) which can be accessed at: www.sedar.com. Also see Magna's website at www.magna.com.

                                 [MAGNA LOGO]
                                 A FAIR ENTERPRISE CORPORATION

                                 337 Magna Drive
                                 Aurora, Ontario, Canada L4G 7K1

                                 Telephone: (905) 726-2462
                                 Fax:       (905) 726-7164

                                 Internet: www.magna.com



         -C- Magna International Inc. 2002. Magna and the [MAGNA] logo are registered trademarks of Magna International Inc.
           The other trademarks are owned by Magna International Inc.
                          or its various subsidiaries.


                                Printed in Canada